Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
($ in thousands)	March 31
	2006		2005

Net income	$21,910		$72,670
Income tax expense	13,716		12,347

Earnings before income taxes(1)	35,626		85,017
Fixed charges:
Interest on debt, deposits and other borrowings	13,666		10,296
Interest on subordinated debt payable to preferred securities trust	2,289		2,289
One-third of all rentals	447		386

Total fixed charges	16,402		12,971

Earnings before income taxes and fixed charges	$52,028		$97,988
Ratio of earnings to fixed charges(2)	3.17	x	7.55	x

(1)	Earnings before income taxes in the three months ended March 31, 2005 includes a $67.7 million gain on transfer of consumer credit card business relating to our May 28, 2004 agreement with Bank of America Corp.

(2)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases.